December 29, 2005


Mr. Samuel Veasey
Chief Financial Officer
Wellstone Filters, Inc.
250 Crown Boulevard
Timberlake, North Carolina  27583





	Re:	Wellstone Filters, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed April 15, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 16, 2005
		File No. 0-28161




Dear Mr. Veasey:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis or Plan of Operations, page
12

1. Your discussion indicates you have patented technology for cigarette filters. Your disclosure on page 9 indicates these patents were owned by Cerami Consulting and that the rights under these patents are licensed to you. Tell us how and when you obtained the licenses to the patents to which you refer, what consideration was given to obtain the patents, and how the transaction was valued and recorded on your financial statements. We may have further comment.

2. It appears your business is substantially dependent on licensed patents for cigarette filter technology. File any contracts related to these patents as exhibits to your amended Form 10-KSB, or incorporate such documents by reference as appropriate. Such exhibits are required and defined in Regulation S-B 601(a) and
(b)(10)(i)(B).

3. Expand your Management`s Discussion and Analysis to address the 15,000,000 shares of common stock issued to a related party for services rendered.

Controls and Procedures, page 15

4. You have stated that you conducted an evaluation of the effectiveness of your disclosure controls and procedures as of December 31, 2004. Provide your conclusion as to the effectiveness of your disclosure controls and procedures as of December 31, 2004, as required by Regulation S-B 307.

Exhibits, page 21

5. Based on our review of your filing, we note that:

* you have issued warrants in connection with debt,
* you have issued 15,000,000 shares of common stock for services, and
* you have issued a total of  22,500,000 options to your Chief
Executive and Chief Financial Officers in fiscal 2004 as compensation.

Please file the following exhibits related to the above items as part of your amended Form 10-KSB, or incorporate such documents by reference as appropriate. Such exhibits are required and defined in
Regulation S-B 601(a) and (b) as follows:

* Instruments defining the rights of security holders, as defined in
Regulation S-B 601(b)(4),
* Material contracts, as defined in Regulation S-B
601(b)(10)(i)(A),
including any contract to which directors or officers are parties, and
* Any compensatory contract adopted without the approval of security holders pursuant to which equity may be awarded or any compensatory plan in which any employee participates, as defined in Regulation
S-B
601(b)(10)(ii)(B).

Exhibits 31.1 and 31.2, page 21

6. We note that the wording of your certifications does not conform to the requirements as specified in Financial Release 33-8238.
Please provide the correctly worded certifications in an amended filing.

Financial Statements

Notes to Consolidated Financial Statements

Note 4.  Related Party Transactions, page 9

7. Your disclosure on pages 2 and 9 indicates the patents licensed to you are owned by Cerami Consulting Company. Tell us why you believe
Cerami Consulting Company is not a related party as defined under Statement of Financial Accounting Standards (SFAS) Number 57. Otherwise, provide the disclosures required under SFAS 57 with respect to the patent licensing agreements. In particular, address the requirements SFAS 57, paragraph 4.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Controls and Procedures, page 14

8. We note your disclosure that your Chief Executive Officer and your
Chief Financial Officer concluded that the Company`s disclosure controls and procedures are effective, in enabling the Company to record, process, summarize and report information required to be included in the Company`s periodic SEC filings within the required period of time. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
9. We note that your auditors identified material weaknesses in conjunction with their audits of the financial statements for the fiscal year ended December 31, 2004. You stated in your Form 10-KSB that you were in the process of improving your internal controls over financial reporting and that additional efforts were needed. As such, it is unclear how you were able to certify that disclosure controls and procedures were effective as of March 31, 2005, particularly since you state in your Form 10-QSB that there were no material changes in your internal controls over financial reporting during the first quarter.

Revise your filing to disclose what remedial steps were implemented during this quarter to allow you to reach your conclusion as to the effectiveness of your disclosure controls and procedures as of March
31, 2005.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gary Newberry at (202) 551-3761, or Sandra
Eisen
at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551- 3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

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Mr. Samuel Veasey
Wellstone Filters, Inc.
December 29, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010